Filed by Modine Manufacturing Company

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Subject Company: Modine Manufacturing Company

(Commission File No. 001-01373)

The following communications are being filed in connection with the proposed business combination between Gentherm Incorporated and Platinum SpinCo Corporation (“SpinCo”), Modine Manufacturing Company’s Performance Technologies business.

The following scripts are from pre-recorded videos by Neil D. Brinker, President and Chief Executive Officer, Modine Manufacturing Company, that were released on January 29, 2026.

Hello, everyone. I’m excited to share some very positive and important news with you.

Today, we announced our intention to spin off our Performance Technologies segment and merge it with Gentherm, a premier provider of solutions for the automotive and medical industries.

Following this transaction, our Climate Solutions segment together with our Corporate functions will remain a standalone, publicly traded company.

This transaction marks a significant next step in the transformation journey we started together in 2021.

I want to provide context for why this is such a positive move, for both Modine Climate Solutions and the Performance Technologies business.

When I joined Modine, we launched 80/20 and a strategic shift in how we pursued market opportunities to ensure we were well positioned for the next century.

Everyone took on the hard work of segmenting and focusing our business, evolving our product portfolio, improving efficiencies, and winning in our key markets.

And you did a fantastic job, especially when the market wasn’t always going our way.

The transaction we announced today reflects and builds on all that work.

Separating the PT segment will allow each organization to focus, access resources, play to its unique strengths, and be positioned for even greater success in the future.

For our Performance Technologies team, this is a fantastic opportunity. Gentherm is a global market leader of innovative thermal management and pneumatic comfort technologies, making them a natural fit for this Performance Technologies business that has been the cornerstone of our company throughout its history.

The combined company will be a global leader, leveraging PT’s expertise and Modine’s brand strength in the vehicular and heavy-duty markets, along with Gentherm’s leadership in the automotive and medical fields.

Jeremy Patten and his team will continue to lead the Performance Technologies business as a division of Gentherm.

Many of Modine’s leaders have gotten to know the Gentherm team in the run up to this announcement.

One thing that has become clear is that Gentherm is as excited about this transaction as we are and its leadership team shares many of our core values, importantly, our commitment to quality and our people-first culture.

For the remaining Modine organization, this transaction allows us to become a pure-play Climate Solutions company. I will remain as the CEO of the new company, and we will sharpen our focus and increase investment in high-growth areas like our data center, commercial HVAC, and refrigeration businesses.

In fact, to accelerate this focus, today we are announcing that we are elevating our Data Centers group to a segment, led by Art Laszlo, effective April 1st. More details on the new Data Centers organization and the remaining Climate Solutions business structure will be shared in the near future.

So, what happens next? Today’s announcement is the first step. The transaction is expected to close by the end of calendar year 2026, subject to customary closing conditions and regulatory approval.

Until that happens, let me emphasize that absolutely nothing changes. Performance Technologies remains a part of Modine, and we’ll continue to operate as one company.

I know you will have many questions. We’ve made several resources available to business, site, and HR leaders to help them provide you with information we now know.

While we may not have answers to all your questions today, as we move through the transaction process, you have my commitment that we’ll continue to stay true to Modine’s values. We are committed to sharing more information with you as decisions are made and we move closer to closing the transaction.

In closing, everyone’s hard work and dedication to transform Modine over the last five years has made this exciting news possible. I am truly honored to be on this journey with you.

I hope you share my excitement for what the future holds for both of these incredible organizations and for all of you who have made this possible.

Thank you for your commitment.

Hello. To everyone in the Performance Technologies segment, I wanted to take a moment to speak with you directly following today’s announcement.

For me, this is about recognizing you and Performance Technologies. I want to offer my most sincere and heartfelt thank you for your tremendous hard work and dedication over the past several years.

I know it hasn’t been easy, especially with the market headwinds we’ve all faced.

But you didn’t just persevere. You excelled. Your amazing execution of 80/20 strategy has been transformative.

You’ve brought incredible innovation to the forefront, turned the business around, and gone back out and earned customer trust. You should be incredibly proud of what you have built.

Your success is what has created this opportunity — the chance to join forces with Gentherm.

Gentherm is a global market leader of innovative thermal management and pneumatic comfort technologies, making them a natural fit for this Performance Technologies business.

This move will create a powerful, more focused company, allowing you to accelerate your growth in on- and off-highway markets.

You’ll be joining a company with deep commitment to your industry, and together, your combined expertise and global footprint will open up new and exciting possibilities for innovation and career growth.

Until the transaction closes, it’s business as usual. But know that your legacy, including the respected Modine brand you’ll continue to use, is secure because of the value you created.

I am truly grateful for everything you’ve done for Modine, and I am incredibly optimistic about what you will achieve in the next chapter.

Thank you.

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy or exchange any securities or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. It does not constitute a prospectus or prospectus equivalent document. No offering or sale of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”), and otherwise in accordance with applicable law.

Additional Information and Where to Find It

In connection with the proposed transaction between Modine, SpinCo and Gentherm, the parties intend to file relevant materials with the U.S. Securities and Exchange Commission (the “SEC”), including, among other filings, a registration statement on Form S-4 to be filed by Gentherm (the “Form S-4”) that will include a preliminary proxy statement/prospectus of Gentherm and a definitive proxy statement/prospectus of Gentherm, the latter of which will be mailed to shareholders of Gentherm, and a registration statement on Form 10 to be filed by SpinCo that will incorporate by reference certain portions of the Form S-4 and will serve as an information statement/prospectus in connection with the spin-off of SpinCo from Modine. INVESTORS AND SECURITY HOLDERS OF GENTHERM AND MODINE ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, THE INFORMATION STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT GENTHERM, MODINE, SPINCO, THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Form S-4 and the proxy statement/prospectus (when available) and other documents filed with the SEC by Gentherm, SpinCo or Modine through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Gentherm will be available free of charge on Gentherm’s website at gentherm.com under the tab “Investors & Media” and under the heading “Financial Info” and subheading “SEC Filings.” Copies of the documents filed with the SEC by Modine and SpinCo will be available free of charge on Modine’s website at modine.com under the tab “Investors” and under the heading “Financials” and subheading “SEC Filings.”

Participants in the Solicitation

Gentherm, Modine and their respective directors and executive officers and other members of management and employees may be considered participants in the solicitation of proxies from Gentherm stockholders in connection with the proposed transaction. Information about the directors and executive officers of Gentherm is set forth in its Annual Report on Form 10-K for the year ended December 31, 2024, which was filed with the SEC on February 19, 2025, and its proxy statement for its 2025 annual meeting of shareholders, which was filed with the SEC on March 27, 2025. To the extent holdings of Gentherm’s securities by its directors or executive officers have changed since the amounts set forth in such filings, such changes have been or will be reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Beneficial Ownership on Form 4 filed with the SEC. Information about the directors and executive officers of Gentherm and other information regarding the potential participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction. Information about the directors and executive officers of Modine is set forth in its Annual Report on Form 10-K for the year ended March 31, 2025, which was filed with the SEC on May 21, 2025, and its proxy statement for its 2025 annual meeting of shareholders, which was filed with the SEC on July 9, 2025. To the extent holdings of Modine’s securities by its directors or executive officers have changed since the amounts set forth in such filings, such changes have been or will be reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Beneficial Ownership on Form 4 filed with the SEC. You may obtain these documents (when they become available) free of charge through the website maintained by the SEC at www.sec.gov and from Gentherm’s website and Modine’s website as described above.

Cautionary Statement Regarding Forward-Looking Statements

This communication includes “forward-looking statements” as that term is defined in Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding the Proposed Transaction among Gentherm, Modine and SpinCo. These forward-looking statements may be identified by the words “believe,” “feel,” “project,” “expect,” “anticipate,” “appear,” “estimate,” “forecast,” “outlook,” “target,” “endeavor,” “seek,” “predict,” “intend,” “suggest,” “strategy,” “plan,” “may,” “could,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” or the negative thereof or variations thereon or similar terminology generally intended to identify forward-looking statements. All statements, other than historical facts, including, but not limited to, statements regarding the expected timing and structure of the Proposed Transaction, the ability of the parties to complete the Proposed Transaction, the expected benefits of the Proposed Transaction, including future financial and operating results, anticipated strategic benefits of the Proposed Transaction, the amount and timing of synergies from the Proposed Transaction, the tax consequences of the Proposed Transaction, the terms and scope of the expected financing in connection with the Proposed Transaction, the aggregate amount of indebtedness of the combined company following the closing of the Proposed Transaction, the combined company’s plans, objectives, expectations and intentions, legal, economic and regulatory conditions, and any assumptions underlying any of the foregoing, are forward-looking statements.

These forward-looking statements are based on Gentherm’s and Modine’s current expectations and are subject to risks and uncertainties surrounding future expectations generally. Actual results could differ materially from those currently anticipated due to a number of risks and uncertainties, many of which are beyond Gentherm’s and Modine’s control. None of Gentherm, Modine, SpinCo or any of their respective directors, executive officers, advisors or representatives make any representation or provide any assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements will actually occur, or if any of them do occur, what impact they will have on the business, results of operations or financial condition of Gentherm, Modine or the combined business. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements, including developments that could have a material adverse effect on Gentherm’s and Modine’s businesses and the ability to successfully complete the Proposed Transaction and realize its benefits. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, (1) that one or more closing conditions to the Proposed Transaction, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the Proposed Transaction, may require conditions, limitations or restrictions in connection with such approvals or that the required approval by the shareholders of Gentherm may not be obtained; (2) the risk that the Proposed Transaction may not be completed on the terms or in the time frame expected by Gentherm, Modine and SpinCo, or at all; (3) unexpected costs, charges or expenses resulting from the Proposed Transaction; (4) uncertainty of the expected financial performance of the combined company following completion of the Proposed Transaction; (5) failure to realize the anticipated benefits of the Proposed Transaction, including as a result of delay in completing the Proposed Transaction or integrating the businesses of Gentherm and SpinCo, on the expected timeframe or at all; (6) the ability of the combined company to implement its business strategy; (7) difficulties and delays in the combined company achieving revenue and cost synergies; (8) inability of the combined company to retain and hire key personnel; (9) the occurrence of any event that could give rise to termination of the Proposed Transaction; (10) the risk that shareholder litigation in connection with the Proposed Transaction or other litigation, settlements or investigations may affect the timing or occurrence of the Proposed Transaction or result in significant costs of defense, indemnification and liability; (11) evolving legal, regulatory and tax regimes; (12) changes in general economic and/or industry specific conditions or any volatility resulting from the imposition of and changing policies, including those policies with respect to tariffs; (13) actions by third parties, including government agencies; (14) the risk that the anticipated tax treatment of the Proposed Transaction is not obtained; (15) the risk of greater than expected difficulty in separating the business of SpinCo from the other businesses of Modine; (16) risks related to the disruption of management time from ongoing business operations due to the pendency of the Proposed Transaction, or other effects of the pendency of the Proposed Transaction on the relationship of any of the parties to the Proposed Transaction with their employees, customers, suppliers, or other counterparties; and (17) other risk factors detailed from time to time in Gentherm’s and Modine’s reports filed with the SEC, including Gentherm’s and Modine’s annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and other documents filed with the SEC, including documents that will be filed with the SEC in connection with the Proposed Transaction. The foregoing list of important factors is not exclusive.

Any forward-looking statements speak only as of the date of this communication. None of Gentherm, Modine or SpinCo undertakes, and each party expressly disclaims, any obligation to update any forward-looking statements, whether as a result of new information or development, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on any of these forward-looking statements.